Exhibit 99.1

Electra Starts Commissioning of Battery Materials Recycling Demonstration Plant at its Ontario Refinery Complex

TORONTO, Oct. 13, 2022 /CNW/ - Electra Battery Materials Corporation (NASDAQ: ELBM) (TSXV: ELBM) ("Electra") today announced the start of commissioning of its black mass recycling demonstration plant at its battery materials park located north of Toronto following the successful installation of material feed handling and lime delivery systems, two key circuits in Electra's hydrometallurgical process designed to recycle end of life lithium-ion battery materials.

Electra has installed material feed handling equipment in advance of black mass recycling at its refinery (CNW Group/Electra Battery Materials Corporation)

"Automakers are looking for a closed-loop supply chain for their batteries and Electra's recycling process presents a compelling solution to move to a circular model for recycling end-of-life batteries and battery manufacturing scrap," said Trent Mell, CEO of Electra Battery Materials.  "Consistent with our strategy, integrating battery materials recycling to our cobalt sulfate production activities at our refinery will not only serve as an important differentiator but will allow us to generate incremental cash flow while strengthening our relationships with various stakeholders that make up the North American EV supply chain."

Mr. Mell added, "Pending completion of the demonstration plant and a review of project economics, success could pave the way towards the buildout of a 5,000 tonne per annum black mass processing facility within our battery materials park in Ontario using existing infrastructure, personnel, and lab facility. Additional capacity would be added through construction of additional modules as the market for recycled battery material expands."

Electra is currently retrofitting its existing cobalt sulfate refinery located in Temiskaming Shores, Ontario to accommodate its proprietary hydrometallurgical process designed to treat black mass, a byproduct generated from the recycling of end-of-life EV and other lithium-ion batteries.

Under the parameters of the black mass demonstration, Electra plans to process up to 75 tonnes of material in a batch mode. Using its lab tested process, Electra anticipates the recovery of high value elements found in lithium-ion batteries, including nickel, cobalt, lithium, manganese, copper, and graphite.

Electra also anticipates the full commissioning of all equipment and circuits of the black mass recycling demonstration in the fall of 2022 with the full commissioning of the cobalt sulfate refinery expected in the spring of 2023. The Company will provide regular updates on the status of its demonstration plant and commissioning efforts.

In preparation for the black mass demonstration plant, Electra completed process development and engineering on recycling black mass material. Electra previously sourced black mass samples from suppliers in North America, Europe, and Asia, studied the feed characteristics, and developed a hydrometallurgical process route to recover contained lithium, nickel, cobalt, copper and graphite. The test work was conducted using the facilities of SGS Labs in Lakefield, Ontario and engineering was completed using the combined resources of Electra technical personnel, supported by process design engineers of Hatch Associates and mechanical and electrical engineering support by Bestech.

Electra's proprietary hydrometallurgical process has a low carbon footprint and produces stable non-acid generating tailings, thereby reducing environmental impacts while meeting or exceeding water discharge effluent criteria as stipulated by both federal and provincial regulations.

Electra completed a benchmarking study that indicates that the carbon intensity of the cradle-to-gate battery grade nickel sulfate produced from recycled black mass using its hydrometallurgical process in a low-carbon electricity grid is lower than other feed options, including Class 1 nickel metal, nickel mixed hydroxide precipitate or ferronickel.

In addition, the carbon intensity of nickel sulfate produced from recycled black mass at Electra's refinery, which uses hydroelectricity as its primary energy source, is less than 50% of the carbon intensity of nickel sulfate produced from mixed hydroxide precipitate when the source of energy relies on non-renewables such as coal-powered electricity. The refinery's primary power source is hydroelectric from Ontario Power Generation, resulting in a nearly zero greenhouse gas emissions.

About Electra Battery Materials

Electra is a processor of low-carbon, ethically-sourced battery materials. Currently commissioning North America's only cobalt sulfate refinery, Electra is executing a multipronged strategy focused on onshoring the electric vehicle supply chain. Keys to its strategy are integrating black mass recycling and nickel sulfate production at Electra's refinery located north of Toronto, advancing Iron Creek, its cobalt-copper exploration-stage project in the Idaho Cobalt Belt, and expanding cobalt sulfate processing into Bécancour, Quebec. For more information visit www.ElectraBMC.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This news release may contain forward-looking statements and forward-looking information (together, "forward-looking statements") within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, are forward-looking statements. Generally, forward-looking statements can be identified by the use of terminology such as "plans", "expects', "estimates", "intends", "anticipates", "believes" or variations of such words, or statements that certain actions, events or results "may", "could", "would", "might", "occur" or "be achieved". Forward-looking statements involve risks, uncertainties and other factors that could cause actual results, performance, and opportunities to differ materially from those implied by such forward-looking statements. Factors that could cause actual results to differ materially from these forward-looking statements are set forth in the management discussion and analysis and other disclosures of risk factors for Electra Battery Materials Corporation, filed on SEDAR at www.sedar.com. Although Electra Battery Materials Corporation believes that the information and assumptions used in preparing the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this news release, and no assurance can be given that such events will occur in the disclosed times frames or at all. Except where required by applicable law, Electra Battery Materials Corporation disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Electra has installed material feed handling equipment in advance of black mass recycling at its refinery (CNW Group/Electra Battery Materials Corporation)

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SOURCE Electra Battery Materials Corporation

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%CIK: 0001907184

For further information: Joe Racanelli, Vice President, Investor Relations, info@ElectraBMC.com, 1.416.900.3891

CO: Electra Battery Materials Corporation

CNW 07:00e 13-OCT-22